Filed by Brilliant Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Brilliant Acquisition Corporation

Commission File No. 001-39341

News Announcement	For Immediate Release

Brilliant Acquisition Corporation Announces the Filing of a Registration Statement on Form S-4 in Connection with its Business Combination with Nukkleus Inc.

NEW YORK, April 18, 2022 -- Brilliant Acquisition Corporation (Nasdaq: BRLI) (“Brilliant or the Company”), a publicly-traded special purpose acquisition company formed in the British Virgin Islands, today announced that a Registration Statement on Form S-4 (the "Registration Statement") in connection with its previously announced proposed business combination (the "Business Combination") with Nukkleus, Inc. (f/k/a Compliance & Risk Management Solutions Inc.) (“Nukkleus”), has been filed by Nukkleus with the U.S. Securities and Exchange Commission ("SEC"). The Registration Statement (No. 333-264334) provides important information about Brilliant, Nukkleus and the Business Combination.

About Brilliant Acquisition Corp.

Brilliant (Nasdaq: BRLI) is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Nukkleus and Brilliant pursuant to which Nukkleus will become the parent company of Brilliant upon the closing of the transactions. In connection with the proposed transaction, Nukkleus has filed the Registration Statement with the SEC. The definitive proxy statement (if and when available) will be delivered to Nukkleus’s and Brilliant’s shareholders. Each of Nukkleus and Brilliant may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NUKKLEUS AND BRILLIANT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement and other documents that are filed or will be filed with the SEC by Nukkleus or Brilliant through the website maintained by the SEC at www.sec.gov. Stockholders of Nukkleus will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Nukkleus, Inc., 525 Washington Boulevard, Jersey City, New Jersey 07310. Shareholders of Brilliant will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Brilliant Acquisition Corporation, 99 Dan Ba Road, C-9, Putuo District, Shanghai, Peoples Republic of China.

Participants in the Solicitation

Nukkleus and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Nukkleus in respect of the proposed transaction. Information about Nukkleus’s directors and executive officers and their ownership of Nukkleus common stock is set forth in Nukkleus’s Annual Report on Form 10-K for the year ended September 30, 2021, filed with the SEC on December 29, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Brilliant and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Brilliant in respect of the proposed transaction. Information about Brilliant’s directors and executive officers and their ownership of Brilliant’s ordinary shares is set forth in Brilliant’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Brilliant and Nukkleus do not undertake any obligation to update any forward-looking statements, except as required by law.

Contacts:

Brilliant Acquisition Corporation

Dr. Peng Jiang

Chief Executive Officer

Brilliant Acquisition Corporation

+ (86) 021-80125497